Exhibit 1.1

Broker-Dealer Onboarding Agent - Engagement Agreement – Reg A+ Tier 2

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between Prime Harvest Inc. (“Issuer”), a _________ Corporation, and Rialto Markets LLC., a Delaware Limited Liability Company (“Rialto”) and FINRA registered Broker Dealer in all 50 states and Puerto Rico.  Issuer and Rialto agree to be bound by the terms of this Agreement, effective as of (the “Effective Date”):

Whereas, Rialto is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Issuer is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the “Offering”) for $42,000,000; and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

Issuer hereby engages and retains Rialto to provide operations and compliance services as listed:

a.	Act as the Broker – Dealer On Boarding Agent for 1A (SEC), 5110 (FINRA) and Blue-Sky (States & Territories) filings’

b.	Provide introductions and coordination with engaging additional parties and service providers

c.	assist with use of an “Issuer Reg A Raise” website where potential and current investors begin the process of onboarding/investing by entering their interest, required personal information and review and sign all offering related documentation;

d.	performing AML/KYC on all investors;

e.	coordination with Registered Transfer Agent of the Issuer;

f.	coordination with the escrow agent of the Issuer for funds raised;

g.	coordination with the Issuer’s legal partners; and

h.	providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto Markets LLC and the Issuer (collectively, the “Services”).

i.	Investment Applicant Services (see Schedule B for associated fees)

j.	“Payment Rails” for the use of providing investors with the ability to invest in the offering using ACH and if available, credit cards.

March 23, 2022

The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term.  If Issuer defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Issuer fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Rialto or Issuer proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Issuer or Rialto commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies.  Any delay or failure by Issuer to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege.  No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege.  All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

Fees for early termination of the offering by the Issuer post the issuance of the FINRA No Objection Letter will be the greater of $30,000 or the percentage owed to Rialto as agreed to within this agreement, not to exceed $30,000. As Rialto does not charge any fees up front, this early termination fee is to cover costs associated with the services and work performed by Rialto up to the point of early termination and any regulatory type requirements after.

The Issuer has a right of “termination for cause” which includes the material failure of Rialto Markets to provide the services outlined in this Agreement. An Issuer’s exercise of its right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal. The Issuer shall not be responsible for paying the termination fee unless an offering or other type of transaction (as set forth in this agreement) is consummated within two years of the date of the engagement is terminated by the Issuer.

2. Services. Rialto will perform the services listed above in section 1, in connection with the Offering (the “Services”). Unless otherwise agreed to in writing by the parties.

3. Compensation. As compensation for the Services, Issuer shall pay to Rialto fees equal to 1-3% for Broker -Onboarding Compliance/Administrative services listed as a-i in section 1 above on the aggregate amount raised by the Issuer for the Silver Service Level. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. Issuer authorizes Rialto to deduct the fee directly from the Issuer’s third-party escrow or payment account. At 1%, the Maximum compensation is $420,000.

The Issuer has also engaged Rialto to provide and manage the Blue-Sky Notice Filing and Fee process. The Issuer has agreed to compensate Rialto a one-time payment of $7,500 to manage this process. Included with this process, is the estimated $13,000 in accountable expenses for the Blue-Sky Notice Filing Fees for all 50 states and PR. These fees paid to the states are separate from the $7,500 fee paid to Rialto for the service and will be a pass-through fee payable to Rialto from the Issuer, who will then forward the appropriate fees and required filings to the applicable states and territories. The $7,500 Blue Sky Service fee, the $6,800 FINRA Filing Fee and the $13,000 in expenses is due prior to submission of the Blue-Sky filings. Any unused portion of the Blue-Sky State Filing Fees ($13,000) will be returned to the Issuer.

There are no expected out of pocket due diligence expenses.

The Issuer shall also engage Rialto as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Issuer will pay a one-time Consulting Fee of $10,000 which will be due and payable 30 days after FINRA issues a No Objection Letter.

March 23, 2022

Including the FINRA Filing Fee (5110) explained in Section 4 below, the Maximum Expenses are $27,300 ($6,800 for FINRA, $7,500 for Blue-Sky Service and Process Management fee, and $13,000 for Blue-Sky Fees to be paid to the states) and the Maximum Compensation is $430,000 (1% of $42M); comprised of $420,000 (max) for 1% of Success for Broker - Administrative/Onboarding (1% of $42M), and $10,000 Consulting Fee post FINRA issued No Objection Letter).

4. Regulatory Compliance

Issuer and all its third-party providers shall at all times (i) comply with direct requests of Rialto; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement.  Issuer shall comply with and adhere to all Rialto policies and procedures.

FINRA Corporate Filing Fee for this $42,000,000.00 best-efforts offering is $6,800 and will be a pass-through fee payable to Rialto, from the Issuer, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Rialto to FINRA. The FINRA Fee is .00015 of total offering amount + $500.

Issuer and Rialto will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting an Investor will be the sole decision of the Issuer. Each Investor will be considered to be that of the Issuer’s and NOT Rialto.

Issuer and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Issuer and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5. Role of Rialto.  Issuer acknowledges and agrees that Issuer will rely on Issuer’s own judgment in using Rialto’ Services.  Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction.  Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

Issuer acknowledges and agrees that Rialto was not made aware of any, nor was Rialto part of the production or distribution or use of any “Testing The Waters” materials.

6. Indemnification and Legal

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Issuer or, except as expressly provided herein, any other person. The provisions of this letter Agreement shall be binding upon the Issuer and its successors and assigns.

March 23, 2022

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Issuer and Rialto Markets LLC. No term or provision of this Agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Issuer agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Issuer on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this Agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Issuer, which information includes the name and address of the Issuer and other information that will allow Rialto Markets LLC to identify the Issuer in accordance with the Act and such other laws, rules and regulations.

7. Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Issuer will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

The Issuer acknowledges that upon closing of the Financing, Rialto Markets LLC may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the financial advisor to the Issuer, and provided the trading platform for the securities issued by the Issuer, in connection with such Financing. Any other text included in such announcement is subject to the prior written approval of the Issuer. The Issuer agrees to state, in any press release issued in connection with the Financing that Rialto Markets LLC and its Representatives have acted as the issuance advisor to the Issuer.

Should the Issuer wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to Rialto.

March 23, 2022

8. Miscellaneous

ANY DISPUTE OR CONTROVERSY BETWEEN THE ISSUER AND RIALTO RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities.

This Agreement will be binding upon all successors, assigns or transferees of Issuer.  No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement.  Issuer and Rialto will work together to authorize and approve co-branded notifications and Issuer facing communication materials regarding the representations in this Agreement.  Notwithstanding any provisions to the contrary within, Issuer agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

March 23, 2022

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Issuer:	Prime Harvest Inc.	Rialto Markets LLC

Signature:

Print Name:	E. Duane Alexander	Joel Steinmetz

Title:	CEO	COO

Date:

March 23, 2022

Schedule B – Investment Applicant Service Levels (j. on page 1)

●	Silver: 1% of funds raised

o	50 states

o	AML / KYC processing

●	Subscription agreement review

●	Exceptions handled by Issuer

●	Proactive outreach handled by Issuer

o	Marketing Material review

●	Gold: 2% of funds raised (Silver level PLUS)

o	Direct exception handling, for example:

●	Payment issues

●	Application issues

●	KYC exceptions

●	Chatty Investor dialogue (i.e., respond Investor inquiries about the process, filings, their data, etc. – not about the company)

●	Proactive outreach handled by Issuer

●	Platinum: 3% of funds raised (Gold level PLUS)

o	Proactive investor applicant outreach:

●	Follow-up contact with investors who place incomplete applications

●	Follow-up contact with those applicants who expressed interest but did not complete the application

o	Escrow management:

●	Reconciliation of all payments in and out of the escrow account

March 23, 2022

Schedule C – Compensation and Fee Chart

Offering Amount: $42,000,000

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT	PAYABLE UPON
Known Reimbursable Expenses and Professional Fees (unused funds to be returned to Company, includes FINRA - 5110 Filing fees)	$6,800 (FINRA 5110 fee = $500 + .00015 of $ offering)	Submission of the 1-A with the SEC
Consulting Fee	$10,000	Within 30 Days of FINRA’s issuance of the No Objection Letter
Blue Sky Filing Service Fee (Filing of required filing notices to all 50 states and applicable territories)	$7,500 (Not including state fees)	Upon filing with the States/Territories
Initial fees for the actual state Blue Sky filings for all 50 states and PR are estimated to be $13,000. This is a passthrough expense counting towards total expenses, unused funds will be returned to the Issuer.

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Broker Onboarding Agent - Compliance & Administrative Services Fees (For services provided as listed in a. through j. on page 1 of this agreement).	1% of funds raised -PLATINUM (Schedule B) for $420,000	Success of Financing
Equity Compensation	NONE
TOTAL MAXIMUM COMPENSATION: $430,000 (1% of $42M)
TOTAL MAXIMUM EXPENSES: $27,300

March 23, 2022